FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number 1-14464

Azteca Holdings, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Azteca Holdings, S.A. de C.V.
(Registrant)

Date: July 30, 2004

	By:	/s/ Luis Ontiveros
	Name:	Luis Ontiveros
	Title:	Attorney-in-fact

	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

UNEFON HOLDINGS HAS FILED PRELIMINARY INFORMATION

MEMORANDUM BEFORE MEXICO’S CNBV

FOR IMMEDIATE RELEASE

Mexico City, July 28, 2004—Unefon Holdings, S.A. de C.V., the owner of a 46.5% equity interest in Unefon, S.A. de C.V. (BMV: UNEFONA) and a 50% interest in Cosmofrecuencias, S.A. de C.V., announced today that it has started the registration process to have its shares listed on the Mexican Stock Exchange.

Unefon Holdings has started its registration process today by filing its preliminary information memorandum before Mexico’s Comisión Nacional Bancaria y de Valores (CNBV), the Mexican securities authority. The company expects that upon approval of its application, its shares should be listed on the Mexican Stock Exchange during 2004, at which time the shares of Unefon Holdings would be publicly distributed pro-rata to the shareholders of TV Azteca in Mexico, for no consideration.

Unefon Holdings previously announced that it had applied to the U.S. Securities and Exchange Commission (SEC) for an exemption from the reporting requirements of the Securities Exchange Act of 1934. If the SEC grants that exemption, over-the-counter trading of Unefon Holdings shares may develop in the United States. The application process is still underway, and Unefon Holdings will notify the marketplace of its plans with respect to the shares of Unefon Holdings in the United States once the outcome of such process is determined.

Company Profile

Unefon Holdings, S.A. de C.V. is a holding company that owns a 46.5% equity interest in Unefon, S.A. de C.V., the Mexican mobile telephony operator focused on the mass market, and a 50% equity interest in Cosmofrecuencias, S.A. de C.V., a wireless broadband Internet access provider.

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Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.

Contact:

Héctor Romero

Chief Financial Officer

(5255) 3099-0060

hromero@gruposalinas.com.mx

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